2008 ANNUAL RESULTS1

Results advanced strongly and exceeded targets

o Revenues	EUR 83.1 billion	(+17%)
o EBITDA	EUR 13.9 billion	(+11%)
o Net income, Group share[2]	EUR 6.5 billion	(+13%)
o Net Capex	EUR 11.8 billion	(+53%)
o Ordinary dividend	EUR 1.40 per share	(+11%)
o Special dividend	EUR 0.80 per share

A long term industrial vision

o	Realistic and consistent targets[3] for medium term
¡	2009 EBITDA higher than 2008
¡	2011 EBITDA of EUR 17-18 billion
o	Acceleration of Efficio performance plan
o	EUR 30 billion investment program for 2008-2010 confirmed.
o	32,000 new hires in 2008

Solid balance sheet

o	46% Gearing
o	“Strong A” credit rating
o	enhancement of liquidity levels to secure the industrial strategy

Gérard Mestrallet, Chairman and Chief Executive Officer, commented: “In 2008, GDF SUEZ exceeded all its targets. This operating performance demonstrates the strength of the Group’s business model. Thanks to our ambitious, long-term strategy, the Group has substantial assets to stand up to the current crisis – it enjoys leadership positions in both electricity and natural gas, diversified and complementary businesses, and the capacity for dynamic and profitable development in promising energy and environment markets. This long-term vision remains in place despite the deteriorating economic situation. The Group has set ambitious industrial and financial goals for 2011. In the short run, we will focus on the performance plan, liquidity levels, and our selective approach to capital expenditure.”

1 Unless indicated otherwise, all financial data are derived from the 2007 and 2008 pro forma financial statements reviewed by the Board of Directors March 4, 2009.

2 Including EUR 1.9 billion of gains on disposals.

3 These targets assume average weather conditions, no new significant changes in the regulatory environment and economic conditions, including oil and electricity market scenarios, at the end of January 2009.

GDF SUEZ Corporate Headquarters

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 5704 0000

GDF SUEZ - SA with a capital of 2,193,643,820 euros - RCS Paris 542 107 651

www.gdfsuez.com

Results advanced strongly and exceeded targets

GDF SUEZ reports a strong advance in results thanks to increased activity in each business line and all geographic areas. The Group met and exceeded all performance targets set for 2008 despite the effects of worsening economic conditions and regulatory factors that adversely impacted Group results in 2008 (inability to pass on to consumers the full increase of natural gas supply costs in France and a EUR 250 million tax imposed by the Belgian government on local nuclear energy producers). Net income Group share amounted to EUR 6.5 billion in 2008, versus EUR 5.8 billion in 2007, an increase of +13%.

All performance indicators also show double-digit organic growth. As a result, EBITDA reached EUR 13.9 billion, for a total increase of +11% over 2007 and an organic growth increase of +12.5%.

Energy France Business Line benefited from favorable market prices for its electricity generation activities and from a 140 MW increase in installed capacity, mainly from new renewable energy startups (hydro, wind, etc.). The business line was adversely affected, however, by an inability to pass on fully costs (natural gas supply and other costs in regulated tariffs in France : - EUR 679 million in 2008).

Energy Europe and International Business Line was able to take advantage of market conditions, particularly the International Division where the main drivers of growth were LNG activities in North America and electricity in Brazil. The Europe Division benefited particularly from the full effect from the startup of electricity generating units in Italy.

Global Gas & LNG Business Line was able to take advantage of favorable market conditions. Exploration-Production benefited from an exceptionally high annual average price per barrel of oil (USD 97/barrel), and its other activities profited from arbitrage opportunities due to attractive price differentials between international markets. The business line’s EBITDA also reflects an increase in production volumes (essentially through new fields coming on line in the Netherlands and Norway) and natural gas sales to major customers.

Infrastructures Business Line significantly boosted the value of industrial assets in its four business areas (transmission, storage, terminal activities and distribution), increased its transmission and storage sales capacities, and benefited from more favorable weather conditions than in 2007. 2008 was also marked by the conclusion of distribution and transmission rate agreements valid until 2012, thus providing the business line with a clear medium-term visibility. Finally, at the December 17, 2008 Extraordinary Shareholders’ Meeting, shareholders approved by more than 99% the separate incorporation, through Elengy and Storengy, of the business line’s LNG terminal and storage activities.

Energy Services Business Line benefited from growth in demand for energy efficiency and continued operating improvements in most of its entities. Through Cofely, the new unified commercial brand for the Group’s energy services subsidiaries, the business line will be able to increase its visibility and confirm its leadership in Europe.

SUEZ ENVIRONMENT reported improved performance in all segments, particularly “Water Europe,” thanks to dynamic sales and positive price effects and, on the international side, to strong performances by Degrémont, and activities in North America, Asia, and Central Europe. “Waste Europe” posted positive growth for the full year but was impacted during the 4th quarter by the economic slowdown and decline in recycling activities. SUEZ ENVIRONMENT continues to benefit from synergies with energy activities, especially in the Middle East.

The Group presents a strong balance sheet, with EUR 28.9 billion in net debt, equal to two years of EBITDA, and a gearing ratio of 46%.

Industrial strategy on track

The Group is developing in accordance with an investment program that is ambitious, balanced, and disciplined in each of its business lines. GDF SUEZ remains confident about the long-term market fundamentals in the energy and environment sectors. The Group is sticking to its industrial ambitions with a dynamic program of net capital expenditures at EUR 30 billion for the period 2008-2010. Projects, either completed or underway, and entirely secured and funded over the next two years, will contribute to EBITDA’s growth in 2009 and 2010.

In 2008, the Group completed EUR 11.8 billion in net capital expenditures, expanding and consolidating major positions, particularly in electricity generation (United States, Brazil, Singapore, the Middle East, Germany, Italy, etc.) and in upstream natural gas activities (Nam acquisition in the Netherlands, exploration-production licenses in Libya and in Azerbaijan).

GDF SUEZ also concluded agreements in 2008, whose effect will be felt in 2009, with ENI (May 2008) and E.ON (December 2008), which will significantly strengthened its industrial presence in Italy and Germany, two key markets for the Group in Europe. With these transactions, GDF SUEZ has balanced and strengthened its industrial presence while complying with European Commission requirements and commitments to the government of Belgium in connection with Pax Electrica II.

The Group has also reaffirmed its ambition to participate in the global revival of nuclear energy. GDF SUEZ is recognized as a new civil nuclear player in France where it will participate as associate partner in the country’s second EPR project. In addition, the Group has recently signed partnership agreements with Iberdrola and SSE in connection with the land auctions being organized by the U.K.’s Nuclear Decommissioning Authority to prepare for the construction of new nuclear power plants.

To support its development and industrial ambitions, the Group hired more than 32,000 new employees in 2008, some 13,000 in France and 3,700 in Belgium. This recruitment campaign will continue in 2009.

A proactive Group standing up to the crisis and announcing ambitious, medium-term targets

The development of GDF SUEZ is based on a vigorous, balanced, and value creating growth model. GDF SUEZ has strong assets to weather the economic and financial crises ahead while remaining confident about its ability to deliver its long-term objectives for growth – leadership positions in both electricity and natural gas, diversified and complementary businesses, and a capacity for dynamic, profitable development in promising energy and environment markets. This long-term vision remains in place despite the deteriorating economic situation.

While maintaining its strict profitability criteria for new business, the Group acted immediately to strengthen liquidity and its balance sheet through following measures:

-	accelerating implementation to the EUR 1.8 billion 2011 performance plan (EUR 650 million contribution by the end of 2009, compared with EUR 500 million announced last November).

-	enhancing liquidity and extending the debt maturity through placements, since October 2008, of nearly EUR 10 billion of bonds in various markets.

-	terminating the program of additional share buybacks announced in September 2008, which had been 43% completed.

The Group has set a 2011 EBITDA target that its realistic and consistent, with its industrial development plan, the full effect of the Efficio performance plan, its “strong A” credit rating target, and its ordinary dividend policy, assuming improved macro economic conditions by 2011.

Taking into account currently anticipated economic conditions and oil and electricity price scenarios based on forward prices4, the Group’s EBITDA growth targets are estimated as follows:

-

2009 EBITDA higher than 2008 after anticipated impact of approximately EUR 1.5 billion on the Global Gas and LNG Business Line contribution to EBITDA mainly due to an expected drop in the average price of oil in 2009 and fewer arbitrage opportunities.

-	2011 EBITDA between EUR 17 and EUR 18 billion.

Considering results achieved and the Group’s prospects, on March 4, 2009 the Board of Directors recommended an ordinary dividend payout in 2009 of EUR 1.40/share5 (+11% in relation to 2007) that includes a EUR 0.80/share interim dividend paid November 27, 2008; the balance of the ordinary dividend will be paid May 11, 20096. The Board also recommended payout of a EUR 0.80/share special dividend that may be received in cash or in shares by shareholders who will so request. The special dividend payment or share delivery will take place June 4, 20097. These recommendations will be submitted for shareholder approval at the May 4, 2009 Annual General Shareholders’ meeting.

Results for 2008 will be transmitted in live Thursday, March 5, 2009 at 8:30 a.m. (Paris time) and thereafter will be available on the GDF SUEZ website: http://www.gdfsuez.com.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up great challenges: responding to energy needs, ensuring the security of supply, combating climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, municipalities and businesses. The Group employs 200,000 persons worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126) and the Form F4 registered with the SEC on June 16, 2008 . Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

Press Contacts: Tel. France: +33 (0)1 5704 2435 Tel. Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations Contact: Tel: +33 (0)1 5704 6629 E-Mail: ir@gdfsuez.com

4 Average Brent $/bbl : 50/58/62 – Electricity baseload Benedelux €/MWh : 52/52/54, on January 2009.

5 Based on the Gaz de France dividend paid in 2008 for 2007 (EUR 1.26 per share).

6 Ex-dividend date: May 6, 2009

7 Ex-dividend date: May 6, 2009

Summary balance sheet

In €bn

ASSETS	12/31/08	LIABILITIES	12/31/08
		Equity, group share	57.7
NON CURRENT ASSETS	115.2
		Minority interests	5.1
CURRENT ASSETS	52.0	TOTAL EQUITY	62.8
o/w financial assets valued at fair value through profit/loss	0.8	Provisions	14.8
o/w cash & equivalents	9.0	Financial debt	38.8
		Other liabilities	50.8
TOTAL ASSETS	167.2	TOTAL LIABILITIES	167.2

Summary income statement

In €m

Pro forma unaudited data	2007	2008

Revenues	71,228	83,053
Purchases	(34,776)	(44,198)
Personnel costs	(10,576)	(11,015)
Amortization depreciation and provisions	(4,110)	(4,885)
Other operating incomes and expenses	(13,942)	(14,394)
Current operating income	7,824	8,561
MtM, impairment, restructuring and disposals	297	(358)
Income from operating activities	8,121	8,204
Financial result (expense)	(903)	(1,611)
o/w cost of net debt	(882)	(1,476)
o/w unwinding of discounting adjustments to provisions	(545)	(572)
o/w dividends and others	524	437
Income tax	(1,331)	(1,765)
o/w current income tax	(2,089)	(1,737)
o/w deferred income tax	758	(28)
Share in net income of associates	646	447
Remedies	301	2,141
Minority interests	(1,080)	(911)
o/w minority interests on remedies	(127)	(99)
Net income – group share	5,754	6,504
EBITDA	12,539	13,886

Cash flow statement

In €m	Pro forma unaudited data	12/31/08

	Gross cash flow before financial loss and income tax	13,287
	Income tax paid (excl. income tax paid on disposals)	(2,531)
	Change in operating working capital	(3,030)

	CASH FLOW FROM OPERATING ACTIVITIES	7,726

	Net tangible and intangible investments	(10,498)
	Financial investments	(4,628)
	Disposals and other investment flows	950

	CASH FLOW FROM INVESTMENT ACTIVITIES	(14,176)

	Dividends paid	(5,137)
	Share buy back	(1,663)
	Balance of reimbursement of debt / new debt	10,409
	Interests paid on financial activities	(1,626)
	Capital increase	261
	Other cash flows	840

	CASH FLOW FROM FINANCIAL ACTIVITIES	3,084

	Remedies	3,110

	Impact of currency, accounting practices and other	311

	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	8,995

	TOTAL CASH FLOWS FOR THE PERIOD	(54)

	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,049